15046017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mavericks Capital Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Hansen Way, Suite 200
(No. and Street)

Palo Alto	CA	94304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. Karan 650-353-7273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey S. Karan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mavericks Capital Securities, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Partner

Title

2-19-15

Notary Public

BETINE LEE
Commission # 2019407
Notary Public - California
San Mateo County
My Comm. Expires Apr 12, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mavericks Capital Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

Table of Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Director and Member
of Mavericks Capital Securities, LLC

I have audited the accompanying statement of financial condition of Mavericks Capital Securities, LLC as of December 31, 2014 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Mavericks Capital Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mavericks Capital Securities, LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, and Information for Possession or Control Requirements Under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Mavericks Capital Securities, LLC's financial statements. The supplemental information is the responsibility of Mavericks Capital Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

To the Board of Director and Member
of Mavericks Capital Securities, LLC

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

Mavericks Capital Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 16,175
Receivable from broker-dealer	48
Deposit	2,258
Total Assets	$ 18,481

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 500
Total Liabilities	500
Member's equity	17,981
Total Liabilities and Member's Equity	$ 18,481

See accompanying notes to financial statements

Mavericks Capital Securities, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenue	$ 0
Expenses	
Bank service charges	36
Insurance	472
Travel & entertainment	3,230
Professional fees	11,364
Regulatory fees	4,703
Total Expenses	19,805
Loss Before Taxes	(19,805)
State LLC Taxes	1,050
Net Loss	$ (20,855)

See accompanying notes to financial statements

Mavericks Capital Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Member's Equity
Balance, December 31, 2013	$ 47,059
Capital contributions	19,365
Capital distributions	(27,588)
Net Loss	(20,855)
Balance, December 31, 2014	$17,981

See accompanying notes to financial statements

Mavericks Capital Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net loss		$ (20,855)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in assets		
Increase in Receivable from broker	(48)	
Increase in Deposit	(751)	
Increase (Decrease) in liabilities		
Decrease in Accrued Expenses	(85)	
Total adjustments		(884)
Net cash provided by (used in) operating activities		(21,739)
Cash Flows from Investing Activities:		--
Cash Flows from Financing Activities:		
Capital contributions		19,365
Capital distributions		(27,588)
Net decrease in cash		(29,962)
Cash: Beginning of the year		46,137
Cash: End of the year		$ 16,175

Supplemental Cash Flow Information

Cash paid for interest	$ 0
Cash paid for state LLC taxes	$ 1,050

See accompanying notes to financial statement

Mavericks Capital Securities, LLC
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Mavericks Capital Securities, LLC, formerly Skyline Capital Securities LLC, and formerly WCP Securities, LLC (the "Company") is a Delaware Limited Liability Company formed February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. Mavericks Capital Securities, LLC is engaged in the business of conducting private placements of securities. Mavericks Capital Securities, LLC does not hold customer funds or securities. In June 2010 the Company was sold and changed its name to WCP Securities, LLC. Management changed its name from WCP Securities, LLC to Skyline Capital Securities, LLC on May 7, 2012. Management changed its name from Skyline Capital Securities, LLC to Mavericks Capital Securities, LLC on April 14, 2014.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is engaged in business as a securities broker/dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes – The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a sole proprietorship. Therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although it also imposes a provision for a variable fee based on gross California receipts in excess of $250,000 and an annual LLC tax of $800. The State of Delaware imposes an annual LLC tax of $250.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by Federal and State tax authorities for three years and four years respectively after the tax returns are filed. As of December 31, 2014, open tax periods subject to future examination by taxing authorities cover periods from January 1, 2010 through December 31, 2014.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	**Level 1**	**Level 2**	**Level 3**
Cash and Receivables	$16,223	$ -	$ -

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2014, the Company had net capital of $15,675 which was $10,675 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

Note 5 – Provision for Taxes

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

The State of California requires limited liability companies to pay an annual $800 LLC tax plus a fee based on gross California revenue over $250,000. The accompanying financial statements include the $800 LLC tax.

The State of Delaware requires limited liability companies to pay an annual $250 LLC tax. The accompanying financial statements include the $250 LLC tax.

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 26, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 7 – Legal Matters

The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of any matters will not have a material adverse effect on the financial condition of the Company.

Mavericks Capital Securities, LLC
Schedule I - Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2014

Computation of Net Capital

Member's Equity		$17,981
Less nonallowable asset		
Deposit		(2,258)
Receivable from broker-dealer		(48)
Net Capital		$15,675

Minimum Net Capital Required

1/15 of total liabilities	$ 33	
Minimum dollar net capital requirement	5,000	
Net Capital Required (greater of the above amounts)		$ 5,000
Capital in excess of the minimum requirement		$10,675

Computation of Aggregate Indebtedness

Total liabilities	$ 500
Percentage of aggregate indebtedness to net capital	3.19%

Reconciliation of Net Capital

No material differences were noted between the net capital computed above and the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Mavericks Capital Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A determination of reserve requirements is not required for Mavericks Capital Securities, LLC because the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Mavericks Capital Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not required of Mavericks Capital Securities, LLC, because the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Mavericks Capital Securities
600 Hansen Way, Suite 200
Palo Alto, CA 94304

Exemption Request Form

February 18, 2015

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Mavericks Capital Securities LLC_met the Section 240.15c3-3(k)(2)(i) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Jeffrey S. Karan   2/18/2015
Managing Partner

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Director and Member
of Mavericks Capital Securities, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Mavericks Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mavericks Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Mavericks Capital Securities, LLC stated that Mavericks Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mavericks Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mavericks Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015